UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 06, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING HELD ON JANUARY 29, 2014 TO RECTIFY AND TO RATIFY THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 13, 2013

Date, Time and Place: Held on January 29, 2014, at 8:00AM, at L’Hotel, located on Alameda Campinas, 266, Jardim Paulista, City of São Paulo , State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The majority of the members of the Board of Directors : José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo) and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) To rectify and to ratify the authorization granted on November 13, 2013 to the sale of land assets, located in the States of Mato Grosso do Sul, São Paulo, Espírito Santo and Bahia to Parkia Participações S.A. (“Parkia”); and (ii) to ratify the authorization granted to the Board of Officers to execute long term rural partnership agreements and wood supply agreements, as well as guarantees of such agreements, including pledge agreements, by and between the parties and/or its controlled companies, which purpose are the land assets referred herein, and also to execute any and all necessary acts to fulfill the terms established herein

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)   To rectify and to ratify the authorization granted on November 13, 2013, by means of the Minutes of the Extraordinary Meeting of the Board of Directors of the Company, filed before the Trade Board under the no. 451.614/13-6, in session on November 26, 2013, to the sale of up to 210.000 (two hundred and ten thousands) hectars of land assets, located in the States of Mato Grosso do Sul, São Paulo, Espírito Santo and Bahia, to Parkia Participações S.A., for the total amount of R$ 1,650,000,000.00 (one billion and six hundred and fifty million reais), to be included the authorization and the execution, by the Company, as an alternative to the sale of land assets, of Share Purchase Agreement and Other Covenants, to the sale of 100% (hundred per cent) of the shares held by the Company, representing the total capital stock of FBR4 FLORESTAL S.A., with head offices at Alameda Santos, No. 1357, 8th floor, Conjunto D, Cerqueira César, in São Paulo, State of São Paulo and enrolled with the Brazilian Taxpayers’ Registry under No. 19.257.882/0001-01(“FBR4”); FBR5 FLORESTAL S.A., with head offices at Rodovia BR 418, KM 37 — Sala B, Neiborhood/District Posto da Mata, Zip Code 45920-000, in Nova Viçosa, State of Bahia and enrolled with the Brazilian Taxpayers’ Registry under No. 19.282.910/0001-32 (“FBR5”); FBR6 FLORESTAL S.A., with head offices at Rodovia BR 158, KM 298, access A, corner KM 08 — room B, Rural zone, Zip Code 79601-970, in Três Lagoas, State of Mato Grosso do Sul and enrolled with the Brazilian Taxpayers’ Registry under No. 19.328.576/0001-00 (“FBR6”); and FBR7 FLORESTAL S.A., with head offices at Rodovia BR 101 Norte, KM 49, Trevo Rodovia ES 421, room B — Centro, CEP 29960-000, in Conceição da Barra, State of Espírito Santo and enrolled with the Brazilian Taxpayers’ Registry under No.  19.281.495/0001-00 (“FBR7”); to PARKIA PARTICIPAÇÕES S.A., with head offices at Av. das Américas nº 500, block 2, room 301, part, Barra da Tijuca, Rio de Janeiro-RJ, enrolled with the Brazilian Taxpayers’ Registry under No. 16.563.671/0001-09, for the total amount of R$ 1,650,000,000.00 (one billion and six hundred and fifty million reais), that may be adjusted after the completion of the confirmatory due diligence;

(ii)     To ratify the authorization granted to the Board of Executive Officers, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to sign all documents and to execute all and any necessary acts to accomplish the resolution above, also, ratifies the document’s signatures and the acts already executed. Additionally, authorizes the negotiation and execution of long term rural partnerships agreements and wood supply agreements, as well as guarantees of such agreements, including pledge agreements, by and between the parties and/or its controlled companies, which purpose are the land assets referred herein, and also to execute any and all necessary acts to fulfill the terms established herein; and

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo) and Raul Calfat.; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, January 29, 2014

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on January 29, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO